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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                          TurboSonic Technologies, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                   900010 10 9
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                                 (CUSIP Number)


           Hamon Research-Cottrell, Inc., Attn: Philip Moynihan, Esq.
                58 East Main Street, Somerville, New Jersey 08876
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 4, 2002
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].


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CUSIP No.   900010109

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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities)

            Hamon Research - Cottrell , Inc.

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [X]

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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions)

            WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)


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      6.    Citizenship or Place of Organization

            Delaware

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Number of      7.      Sole Voting Power         950,000
Shares
               -----------------------------------------------------------------
Beneficially
Owned          8.      Shared Voting Power                - 0 -
By
               -----------------------------------------------------------------
Each
Reporting      9.      Sole Dispositive Power             950,000
Person
               -----------------------------------------------------------------
With
              10.      Shared Dispositive Power           - 0 -

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              11.      Aggregate Amount Beneficially Owned by Each
                       Reporting Person                                  950,000

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              12.      Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions)

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              13.      Percent of Class Represented by Amount in Row (11)  9.04%

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              14.      Type of Reporting Person (See Instructions)           CO


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Item 1.  Security and Issuer.

         The class of equity security to which this initial Statement on
Schedule 13D (the "Statement") relates is the Common Stock, $0.10 par value per share (the "Shares"), of TurboSonic Technologies, Inc., a Delaware corporation ("TurboSonic" or the "Company"). The principal executive offices of TurboSonic are located at 550 Parkside Drive, Suite A-14, Waterloo, Ontario, Canada R2L SV4.

Item 2.  Identity and Background.

         The name of the person filing this Statement is Hamon
Research-Cottrell, Inc., a Delaware corporation ("Hamon RC").

         The address of the principal business and office of Hamon RC is 58 East Main Street, Somerville, New Jersey 08876. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Hamon RC is set forth on Schedule A.

         Hamon RC is engaged in the business of providing innovative system designs in air pollution equipment including wet and dry electrostatic precipitators, baghouses, NOx controls, air toxic controls, gas to gas heat exchangers and aftermarket services. During the last five years, neither Hamon RC, nor any other person controlling Hamon RC, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           The purchase price for all the Shares held by Hamon RC and reported on this Statement is $657,500. All purchases of Shares were funded through internally generated funds.

Item 4.  Purpose of Transaction.

           All Shares of TurboSonic owned by Hamon RC have been acquired for investment purposes. Other than the transaction reported in Item 5(c) below, Hamon RC does not have any other plans or proposals regarding the acquisition of additional Shares of the Company.

           On August 6, 2001, Hamon RC entered into a strategic alliance with the Company. As part of this arrangement, the Company sold to Hamon RC 500,000 Shares, representing approximately 4.7% of the Company's Shares, for $500,000. Hamon RC also received the right to nominate one person as a member of the Company's Board of Directors and Hamon RC currently has a representative on the Company's Board of Directors. Hamon RC and TurboSonic have agreed to work closely together to strengthen the competitive and financial position of each company. Pursuant to their agreement, a joint management team, consisting of sales, marketing and engineering personnel from Hamon RC and TurboSonic has been formed to target sales opportunities for the air pollution technologies of both companies. Both parties believe that these arrangements will benefit the strategic objectives of TurboSonic and Hamon RC.

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon information provided by TurboSonic with respect to the number of outstanding Shares, Hamon RC beneficially owns 950,000 Shares, which represent approximately 9.04% of the outstanding Shares.


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         (b)    Hamon RC may be deemed pursuant to Rule 13d-3 to have the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, 950,000 Shares.

         (c) Pursuant to a Common Stock Purchase Agreement dated as of February 25, 2002, on March 4, 2002, Hamon RC acquired from CVF Technologies, Inc. in a privately negotiated transaction 450,000 Shares at a purchase price of $.35 share.

         (d)    Inapplicable.

         (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Pursuant to the terms of an Option Agreement dated as of July 30, 2001 among Hamon RC, the Company, Dr. Donald R. Spink, Sr., Edward F. Spink, Patrick
J. Forde, CVF Technologies Corporation, Fred G. Berlet, Zenda and Company, Egbert Q. van Everdingen, Mark Quinn, Robert A. Allan, Ronald A. Berube, Richard
H. Hurd and Julian J. Hradecky (the "Company Shareholders"), the Company Shareholders granted Hamon RC an option (the "Initial Option") to purchase up to an aggregate of 1,900,000 Shares upon the following terms and conditions. In the event that Hamon RC makes a public tender offer (a "Tender Offer") during the period from July 30, 2001 through August 31, 2002, but Turbosonic shareholders (including the Company Shareholders) fail to tender to Hamon RC a total of 1,900,000 shares of Common Stock, Hamon RC shall have the right and option to purchase from the Company Shareholders at a purchase price of $1.80 per share, the difference between 1,900,000 shares and the number of shares actually tendered to Hamon RC pursuant to such Tender Offer.

         In the event that Hamon RC seeks to acquire an additional 4,500,000 Shares (beyond the 1,900,000 Shares referenced above or otherwise previously acquired by Hamon RC) pursuant to one or more tender offers, but Turbosonic shareholders (including the Company Shareholders) fail to tender to Hamon RC 4,500,000 Shares, then Hamon RC shall have the further right and option to purchase up to an additional 4,500,000 Shares (the "Control Option") from the Company Shareholders during the periods and at the exercise prices as follows: from July 30, 2001 through December 31, 2001, the option exercise price shall be $2.00 per share; from January 1, 2002 through August 31, 2002, the option exercise price shall be $2.25 per share; and after August 31, 2002, the option exercise price shall be $2.50 per share.

         The Option Agreement further provides that if at any time during the period commencing on July 30, 2001 and ending on August 31, 2003, the Shares shall trade on the OTC Bulletin Board or a national securities exchange at a price equal to or greater than $3.00 per share for a period of thirty (30) consecutive trading days, and if Hamon RC has not exercised the Control Option set forth above, then the obligation of the Company Shareholders to guarantee the availability of such shares from their respective stockholdings shall be extinguished.

         Notwithstanding anything contained herein to the contrary, the Company Shareholders may tender any or all of their Shares of in any tender offer made by Hamon RC to the holders of the Company's Common Stock. If any Company Shareholder tenders Shares in any such tender offer, the aggregate amounts of shares subject to the Initial Option and the Control Option and the number of shares to be sold by such Company Shareholder pursuant to the Initial Option and the Control Option shall each be reduced by the number of shares tendered by such Company Shareholder.

         Pursuant to the terms of a Common Stock Purchase Agreement dated as of February 25, 2002 between Hamon RC and CVF Technologies Corporation ("CVF"), Hamon RC and CVF are each obligated to pay Mr. James Sbrolla a finders fee in the amount of $1,575 in connection with the closing on March 4, 2002 of the purchase of 450,000 Shares described in Item 5(c) of this Statement.


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Item 7.  Material to be Filed as Exhibits.

         1. Option Agreement dated as of July 30, 2001 among Hamon Research-Cottrell, Inc. and TurboSonic Technologies, Inc., Dr. Donald R. Spink, Sr., Edward F. Spink, Patrick J. Forde, CVF Technologies Corporation, Fred G. Berlet, Zenda and Company, Egbert Q. van Everdingen, Mark Quinn, Robert A. Allan, Ronald
                  A. Berube, Richard H. Hurd and Julian J. Hradecky.

         2. Common Stock Purchase Agreement dated as of February 25, 2001 between Hamon RC and CVF.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2002                     HAMON RESEARCH-COTTRELL, INC.



                                          By:  /s/  Jonathan Lagarenne
                                              ----------------------------------
                                                Chief Executive Officer


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                                   SCHEDULE A

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           Name            Business Address       Title             Citizenship
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Jonathan Lagarenne     58 East Main Street,     President               U.S.A.
                       Somerville, NJ 08876
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Philip Moynihan        58 East Main Street,     Secretary               U.S.A.
                       Somerville, NJ 08876
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James Violette         58 East Main Street,     Treasurer               U.S.A.
                       Somerville, NJ 08876
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Joseph Fortugno        58 East Main Street,     Controller              U.S.A.
                       Somerville, NJ 08876
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Prakash Dhargalkar     58 East Main Street,     Vice President          U.S.A.
                       Somerville, NJ 08876
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Bernard Kashmer        58 East Main Street,     Vice President          U.S.A.
                       Somerville, NJ 08876
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Stephen Wilson         58 East Main Street,     Vice President          U.S.A.
                       Somerville, NJ 08876
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H. James Peters        58 East Main Street,     Vice President          U.S.A.
                       Somerville, NJ 08876
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